Exhibit 99.1

Bioceres Crop Solutions

Fiscal **First** Quarter 2025

Financial and Operating Results
November 2024

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal First Quarter 2025

Financial and Operational Results

Total revenues in 1Q25 were $93.3 million

1Q25 net loss1 was $5.3 million and Adjusted EBITDA1 was $8.5 million

ROSARIO, Argentina – November 11, 2024 – Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal first quarter ended September 30, 2024. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Financial & Business Highlights

•	Total revenues in 1Q25 were $93.3 million, compared to $116.6 million in the same quarter last year. Results were driven by performance in Argentina, where the summer crop season began at an unusually slow pace due to delayed rains and just-in-time purchasing behavior. North America and Brazil gained momentum, despite lingering market headwinds, and partially offset the soft performance in Argentina.

•	Operating profit[1] was $3.4 million and net loss[1] was $5.3 million. Adjusted EBITDA[1] for the quarter was $8.5 million.

•	RinoTec technology received EPA’s Green Chemistry Challenge Award in the Design of Safer and Degradable Chemicals category.

•	Regulatory approvals for HB4 soybean production were obtained in Uruguay and Bolivia, marking full clearance for the technology across all soybean producing countries in the Americas.

Management Review

Mr. Federico Trucco, Bioceres’ Chief Executive Officer, commented: “As farmers understand better than anyone else, agriculture is inherently dependent on weather. While, as a technology company we are dedicated to helping farmers navigate this reality, our business cycle also faces weather-related impacts. To mitigate these effects, we rely on portfolio diversification across product types, usage timing, and multiple crops. However, much like in farming itself, geographic diversification remains the most effective hedge against weather events.

This quarter, we saw the benefits of this strategy, with positive contributions from Brazil, the United Sates, and our Syngenta collaboration outside of Argentina. Together, these almost doubled their share of total sales and, even more importantly, expanded their contribution to total gross profit by 2.5 times. This positive international performance, coupled with fully normalized rainfall in Argentina, allows us to remain optimistic for the rest of the fiscal year.

1 Please refer to “Use of non-IFRS financial information” for information regarding net loss, operating profit and our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

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Bioceres Crop Solutions

That said, we remain focused on cost management and a disciplined approach to capital allocation, aiming to both adapt to and increase our flexibility amid current market conditions. At the same time, our commitment to advancing our unique portfolio of technologies is unaltered, encouraged by the recognition and validation our technologies continue to receive from regulators worldwide, as highlighted in this quarter’s report.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted: “Results for the quarter were marked by a slower-than-usual start to the high season and tough market conditions in Argentina, partially offset by strong performance in North America and Brazil. This highlights the importance of our evolving strategy of geographic and portfolio diversification. Moving forward, capital allocation will continue to prioritize products and technologies with lower-risk and near-term payback periods. Coupled with a more disciplined approach to working capital management, this aims to enhance cash generation for the fiscal year, while preserving the long-term intrinsic value of our unique portfolio of current and future technologies”.

Key Financial Metrics
Table 1:
1Q25 Key Financial Metrics

(In millions of U.S. dollars)	1Q24	1Q25	%CHANGE
Revenue by Segment
Crop Protection	55.9	47.7	(15)%
Seed and Integrated Products	22.3	19.8	(11)%
Crop Nutrition	38.3	25.7	(33)%
Total Revenue	116.6	93.3	(20)%
Gross Profit	45.0	37.5	(17)%
Gross Margin	38.6%	40.2%	161 bps

	1Q24	1Q25	%CHANGE
Net income or loss [1]	(2.7)	(5.3)	(96)%
Adjusted EBITDA [1]	16.3	8.5	(48)%

1Q25 Summary: Revenues for the quarter totaled $93.3 million, compared to $116.6 million in the same period last year. The beginning of summer crop planting in Latin America was marked by unfavorable market conditions in Argentina, where a slow start to the season, driven primarily by weather, affected sales of crop protection products and primarily drove results for the country. Sales of micro-beaded fertilizers in Argentina remained under pressure due to an unusual shift of corn acreage into soybeans. Importantly, key markets such as North America and Brazil posted growth, despite lingering headwinds. Gross profit for the quarter was $37.5 million, reflecting a 17% decline, consistent with the decline in sales. However, overall gross margin improved driven by a strategic focus on products with higher margins and more favorable cash conversion cycles, in line with the Company’s strengthened emphasis on cash generation and working capital management. This shift led to a reduced focus on third-party products sales, which faced heightened competition and price pressure in Argentina’s crop protection industry. Operating profit1 for the quarter was $3.4 million, with a net loss1 of $5.3 million. Adjusted EBITDA1 for the quarter was $8.5 million.

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Bioceres Crop Solutions

Fiscal First Quarter 2025 Financial Results
Revenues
Table 2:

1Q25 Revenues by Segment

(In millions of U.S. dollars)	1Q24	1Q25	%CHANGE
Revenue by Segment
Crop Protection	55.9	47.7	(15)%
Seed and Integrated Products	22.3	19.8	(11)%
Crop Nutrition	38.3	25.7	(33)%
Total Revenue	116.6	93.3	(20)%

Revenues in 1Q25 were $93.3 million, compared to $116.6 million in 1Q24. Top-line performance was driven by results from Argentina, where a slow start of the summer crop planting season due to delayed rains and challenging market conditions resulted in lower quarterly revenues compared to the prior year. Other regions such as the United States, Mexico, Brazil and Uruguay have gained momentum with year-over-year revenue growth, despite lingering market headwinds.

Crop Nutrition saw the largest year-over-year decline this quarter, with revenues from the segment at $25.7 million compared to $38.3 million in the same quarter last year. The decline is mostly explained by micro-beaded fertilizers, whose demand was negatively affected by expectations of a ~20% reduction in corn acreage this year in Argentina. Last year’s corn production was majorly affected by a pest known locally as “Chicharrita” or corn leafhopper, and concerns of a repeat occurrence led many farmers to forgo this crop altogether substituting for soybeans - a crop that demands far lower fertilization.

Crop Protection sales were $47.7 million, compared to $55.9 million during the same quarter last year. The decrease results from lower product use in Argentina, as demand has been thwarted by dry weather, which resulted in delayed plantings and lower pest presence. Additionally, well-supplied distribution channels for certain non-core third-party products led to price-driven market dynamics and prompted a shift away from sales with less attractive margins and cash conversion profiles. A normalization of rainfall, seen particularly in the last month, opens the possibility of having a normal or even good crop season going forward. Outside of Argentina, the business continued to expand, with solid growth in sales of bioprotection seed treatment products in the United States, higher sales of adjuvants and other seed protection products in Brazil and continued commercial expansion in Mexico with bioprotection products.

Seed & Integrated Product sales were $19.8 million, compared to $22.3 million for the same quarter last year, with the decline mostly explained by lower HB4 downstream sales. Downstream sales commenced last year as a strategy to minimize working capital by selling off grain inventories and to develop an industrial channel for HB4 grain. While these sales are expected to continue throughout this fiscal year, they will progressively decline year-over-year, as the business model used for the roll-out of HB4 wheat evolves into a more conventional one, in line with the Company’s strategic intent of prioritizing cash generation.

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Bioceres Crop Solutions

Gross Profit & Margin
Table 3:
1Q25 Gross Profit by Segment

(In millions of U.S. dollars)	1Q24	1Q25	%CHANGE
Gross profit by Segment
Crop Protection	19.7	18.7	(5)%
Seed and Integrated Products	8.2	7.1	(14%
Crop Nutrition	17.0	11.7	(31)%
Total Gross Profit	45.0	37.5	(17)%
%Gross Margin	38.6%	40.2%	161 bps

Gross profit for the quarter was $37.5 million, compared to $45.0 million the year before, with a year-over-year decline of 17%, in line with that of sales.

In Crop Nutrition, gross profit decreased by 31% compared to the same quarter last year, driven mostly by the decrease in fertilizer sales. Segment gross margin improved slightly, due to a greater contribution from high-margin inoculants to the product mix. Additionally, the gross margin for inoculants increased, driven by the acceleration of the profit-sharing agreement with Syngenta, offsetting the slightly lower margins on micro-beaded fertilizer sales.

In Seed and Integrated Products, gross profit declined by 14% in line with performance in sales, and margin compression in seed treatment packs, particularly in Argentina.

Finally, in the Crop Protection segment the 15% drop in revenues was significantly neutralized by gross margin expansion, which led to a 5% decrease in gross profit compared to the same quarter last year. Improved gross margin performance was driven by an increased focus on working capital management, as growth in high-margin proprietary bioprotection products offset forgone sales of non-core third-party products facing pricing pressures in the Argentine market.

Given the changes in product mix in Crop Nutrition and Crop Protection, the overall gross margin was higher, compared to the year before, at 40.2%.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses excluding D&A and share-based incentives, were $26.7 million in 1Q25 compared to $25.7 million in the same quarter last year. Despite inflationary pressure on fixed costs, SG&A expenses remained largely stable, supported by increased scrutiny on capital allocation efficiency and sustained cost management efforts implemented across multiple regions over recent quarters. The increase in SG&A is fully explained by a transitory effect of import taxes on raw materials in Argentina.

Research and Development: total R&D expenses excluding D&A and share-based incentives were $2.8 million in 1Q25, a slight decrease compared to $3.1 million in 1Q24. R&D expenses represented 3% of sales in both quarters.

Net Income & Adjusted EBITDA1

Net loss1 was $5.3 million in 1Q25, compared to a net loss of $2.7 million for the same quarter last year. The change was mainly due to lower operating profit -- largely driven by the situation in Argentina, as previously discussed-- and higher financial expenses. The decline was partially offset by income tax benefits, compared to the same quarter last year.

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Bioceres Crop Solutions

Adjusted EBITDA1 totaled $8.5 million in 1Q25, compared to $16.3 million in the same quarter last year. The decline in Adjusted EBITDA1 was substantially driven by the reduction in gross profit contribution from Crop Nutrition and a decrease in JV results, both adversely affected by lower sales of micro-beaded fertilizers on the slower planting pace and a shift away from corn acreage in Argentina. Adverse crop protection market conditions in Argentina were partially offset by improved gross margin performance, supported by portfolio and geographic diversification. Tighter cost control and disciplined capital allocation kept operating expenses practically stable, despite inflationary pressures.

Financial Income and Loss
Table 4:
1Q25 Net Financial Result

(In millions of U.S. dollars)	1Q24	1Q25	%CHANGE
Interest expenses	(3.3)	(5.1)	(54)%
Financial commissions	(0.6)	(1.1)	(75)%
Changes in fair value, FX and other financial results	(3.6)	(3.6)	(1)%
Total Financial Result	(7.5)	(9.8)	(30)%

Interest expenses rose by $1.8 million during the quarter, reaching $5.1 million in 1Q25. This increase was driven by a higher total debt position and an uneven comparison to 1Q24, when expenses benefited from an FX hedge in Argentina. Financial commissions increased by $0.5 million, mainly explained by increased use of credit card payments from distributors. A one-time increase in changes in fair value was offset by a decline in FX results as currency in Argentina remained substantially stable in 1Q25 compared to the prior year.

Balance Sheet Highlights
Table 5: Capitalization and Debt

(In millions of U.S. dollars)	As of September, 30
	2023	2024
Total Debt
Short-Term Debt	100.7	121.5
Long-Term Debt	125.7	128.7
Cash and Cash Equivalents	(28.4)	(32.3)
Other short-term investments	(14.6)	(5.9)
Debt net of cash, cash equivalents and other short-term investments	183.4	212.0

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Bioceres Crop Solutions

Fiscal First Quarter 2025 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the Company’s website.

To access the call, please use the following information:

Bioceres Crop Solutions

Fiscal **First** Quarter 2025

Financial and Operating Results
November 2024

Date: Tuesday, November 12, 2024

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the Company’s website here.

A replay of the call will be available through November 19, 2024, following the conference.

Toll Free Replay Number: 1-866-813-9403 ____________________________________________

International Replay Number: Click here ____________________________________________

Replay ID: 649318

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-470-1428
International dial-in numbers: Click here
Conference ID: 305729
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices.

The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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Bioceres Crop Solutions

Use of non-IFRS financial information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The Company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments,

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income,

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes,

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements,

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

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Table 6:

1Q25 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	1Q24	1Q25
Profit/(Loss) for the period	(2.7)	(5.3)
Other income/loss	-	(1.0)
Income tax	0.4	(1.2)
Financial results	7.5	9.8
Depreciations & amortizations	4.8	5.3
Stock-based compensation charges	6.2	0.8
Adjusted EBITDA[1]	16.3	8.5

Net loss and Operating profit

Other income / loss for the period ended September 30, 2024, includes a $1.0 million gain from a bargain purchase related to an immaterial business combination completed on June 10, 2024. During the “measurement period,” the Company has identified and valued related intangible assets and is required to recognize these adjustments as part of its business combination accounting. Comparative prior period information presented in the financial statements will be revised to reflect the measurement period adjustments as if the business combination had been fully accounted for on the acquisition date.

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 09/30/2024	Three-month period ended 09/30/2023
Revenues from contracts with customers	92.6	116.2
Initial recognition and changes in the fair value of biological assets at the point of harvest	0.7	0.4
Cost of sales	(55.8)	(71.6)
Gross profit	37.5	45.0
% Gross profit	40%	39%
Operating expenses	(34.6)	(38.5)
Share of profit of JV	(0.6)	1.5
Change in net realizable value of agricultural products	0.6	(1.4)
Other income or expenses, net	0.5	(1.2)
Operating profit	3.4	5.3
Financial result	(9.8)	(7.5)
Profit/(loss) before income tax	(6.4)	(2.2)
Income tax	1.2	(0.4)
Profit/(loss) for the period	(5.3)	(2.7)
Other comprehensive loss	0.0	(0.9)
Total comprehensive profit/(loss)	(5.3)	(3.6)

Profit/(loss) for the period attributable to:
Equity holders of the parent	(5.4)	(4.6)
Non-controlling interests	0.2	1.9
	(5.3)	(2.7)
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	(5.5)	(5.4)
Non-controlling interests	0.2	1.8
	(5.3)	(3.6)
Weighted average number of shares
Basic	62.9	62.8
Diluted	62.9	62.8

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Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	09/30/2024	06/30/2024
CURRENT ASSETS
Cash and cash equivalents	32.3	44.5
Other financial assets	5.9	11.7
Trade receivables	195.4	207.3
Other receivables	22.9	18.3
Recoverable income taxes	1.0	0.7
Inventories	117.7	125.9
Biological assets	1.6	0.3
Total current assets	376.7	408.7
NON-CURRENT ASSETS
Other financial assets	0.6	0.6
Other receivables	18.5	18.0
Recoverable income taxes	0.0	0.0
Deferred tax assets	10.7	9.7
Investments in joint ventures and associates	40.0	39.8
Investment properties	0.6	0.6
Property, plant and equipment	74.6	74.6
Intangible assets	176.5	174.8
Goodwill	112.2	112.3
Right of use asset	17.3	11.6
Total non-current assets	450.8	442.0
Total assets	827.5	850.6
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	149.9	168.7
Borrowings	121.5	136.7
Employee benefits and social security	8.3	7.3
Deferred revenue and advances from customers	5.7	3.9
Income tax payable	3.8	4.8
Consideration for acquisition	5.6	4.8
Lease liabilities	1.3	3.1
Total current liabilities	296.2	329.5
NON-CURRENT LIABILITIES
Borrowings	46.1	42.1
Deferred revenue and advances from customers	1.9	1.9
Joint ventures and associates	1.1	0.3
Deferred tax liabilities	34.7	34.5
Provisions	1.3	1.3
Consideration for acquisition	2.2	2.5
Secured notes	82.6	80.8
Lease liabilities	15.5	8.2
Total non-current liabilities	185.4	171.6
Total liabilities	481.6	501.1
EQUITY
Equity attributable to owners of the parent	309.4	314.0
Non-controlling interests	36.6	35.6
Total equity	345.9	349.6
Total equity and liabilities	827.5	850.6

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